UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-3215

ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
(Full title of the Plan)
JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION
Item 4. Financial Statements and Exhibits
SIGNATURES
EX-23: CONSENT OF MORRIS DAVIS & CHAN LLP

REQUIRED INFORMATION
Item 4. Financial Statements and Exhibits
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Exhibits:
23. Consent of Morris, Davis & Chan LLP, Dated April 26, 2006
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ALZA CORPORATION TAX DEFERRAL
INVESTMENT PLAN

By:	/s/ D.R. HOFFMANN
D. R. Hoffmann, Trustee

May 3, 2006

ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

FINANCIAL STATEMENTS
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
NOVEMBER 8, 2005 AND DECEMBER 31, 2004

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Pension Committee
Johnson & Johnson
ALZA Corporation Tax Deferral Investment Plan
We have audited the accompanying statements of net assets available for benefits of the ALZA Corporation Tax Deferral Investment Plan (the Plan) as of November 8, 2005 and December 31, 2004, and the related statements of changes in net assets available for benefits for the period from January 1, 2005 through November 8, 2005 and for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 8, 2005 and December 31, 2004, and the changes in its net assets available for benefits for the period from January 1, 2005 through November 8, 2005 and for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

March 17, 2006
Oakland, California

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	November 8,	December 31,
	2005	2004
Investments at fair value:
Mutual funds:
Merrill Lynch Ready Asset Trust	$—	$22,987,271
Merrill Lynch Basic Value	—	13,174,080
Merrill Lynch Core Bond	—	4,768,531
Merrill Lynch Balanced Capital	—	3,794,057
Merrill Lynch Global Allocation	—	4,683,570
John Hancock Small Cap Growth	—	2,390,885
Templeton Foreign	—	2,273,063
AllianceBernstein New Europe	—	210,281
AllianceBernstein Large Cap Growth	—	883,394
Fidelity Advisor Overseas	—	434,591
Franklin Flexible Capital Growth	—	3,037,583
Merrill Lynch Healthcare	—	1,605,193
Merrill Lynch International Index	—	603,648
Merrill Lynch Pacific	—	466,197
Merrill Lynch Small Cap Index	—	1,074,819
Merrill Lynch S&P 500 Index	—	10,228,345
Merrill Lynch Fundamental Growth	—	6,137,512
Munder NetNet	—	1,033,626
PIMCO Small Cap Value	—	1,951,599
Other investments:
Retirement Cash Management Account	—	—
Johnson & Johnson Common Stock	—	41,810,241
Participant loans	—	1,144,102

Total investments	—	124,692,588
Cash	—	140
Accrued interest and dividends receivable	—	25,638
Receivable for investment sold	—	120

Net assets available for benefits	$—	$124,718,486

See accompanying notes to financial statements.

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Period Ended from
	January 1, 2005
	Through	Year Ended
	November 8, 2005	December 31, 2004
Additions to net assets attributed to:

Investment income:
Net (depreciation) appreciation in fair value of investments	$(226,083)	$11,363,613
Interest and dividends	2,173,420	2,837,025

	1,947,337	14,200,638
Participant rollover contributions	1,839,671	1,072,993

Total additions	3,787,008	15,273,631

Deductions from net assets attributed to:

Distributions	17,942,830	26,365,249
Administrative expenses	1,140	2,600

Total deductions	17,943,970	26,367,849

Net decrease	(14,156,962)	(11,094,218)

Transfers to other plans (Note 1)	(110,561,524)	—

Net assets available for benefits:

Beginning of year	124,718,486	135,812,704

End of year	$—	$124,718,486

See accompanying notes to financial statements.

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
November 8, 2005 and December 31, 2004
1. DESCRIPTION OF PLAN
The following description of the ALZA Corporation Tax Deferral Investment Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. ALZA Corporation (the Company or ALZA) remits to the Trust created by the Plan such amounts as are voluntarily elected by participants and Company contributions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
On June 22, 2001, a merger between Johnson & Johnson and ALZA Corporation was completed. Effective January 1, 2003, the Johnson & Johnson Pension Committee (Pension Committee) became responsible for making decisions with respect to the Plan. During 2003, the Pension Committee approved the following:
1)	Freeze all new investments into the Retirement Cash Management Account option as soon as administratively feasible.

2)	The merger of the Plan into the Johnson & Johnson Salaried Savings Plan (Johnson & Johnson Plan) upon completion of a compliance audit and any necessary and appropriate corrections.
No participant salary reduction or Company contributions were accepted into the Plan since January 1, 2003.
Effective November 8, 2005, the Plan merged into the Johnson & Johnson Plan. Following this merger, $74,774,218 in cash, $34,428,776 in Johnson & Johnson common stocks, and $1,175,039 in participant loans were transferred to the Johnson & Johnson Plan on November 8, 2005.
Participant Accounts
Participants may allocate their accounts for investment into mutual funds and other investment vehicles (see Note 4). Earnings and losses of the investments are allocated to participants in accordance with the Plan’s provisions.
Participants are allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s directions and the Plan’s provisions.

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
November 8, 2005 and December 31, 2004
1.	DESCRIPTION OF PLAN (continued)
Vesting
Participant account balances are 100% vested at all times.
Distribution of Benefits
Distributions from the Plan are available to a participant (or the beneficiary) in any of the following situations: termination of employment with the Company, retirement, total disability, death, reaching age 59 1/2, or a qualified financial hardship. The participant (or the beneficiary) may elect to receive a lump sum distribution of the value of their account, or they may choose to have the funds remain in the Plan.
Loans
A participant who is employed by the Company and meets certain Plan requirements may elect to borrow funds from his or her account. The borrowings are evidenced by notes that bear interest at the published prime rate plus 1% and have repayment terms of one to 30 years, depending on the purpose of the loans. Such repayments and interest thereon are credited to the borrower’s account and reinvested in the same manner as current contributions.
Administrative Expenses
Although not required to do so, the Company has paid all of the expenses (except for certain broker fees on transactions executed at the participant’s discretion, and loan fees) associated with administering the Plan.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Revenues are recognized as earned. Distributions are recorded when paid. Expenses are recorded as incurred.
Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
November 8, 2005 and December 31, 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investment Valuation and Income Recognition
Investments in mutual funds are valued at the published fair value as reported by the fund manager which represents the net asset value of shares held by the Plan at year end. Other investments are valued at the published fair value as reported. The participant loans receivable is valued at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
3.	RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company of California. Merrill Lynch Trust Company of California is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by ALZA.
4.	INVESTMENTS
All investments were liquidated and proceeds were transferred to the Johnson & Johnson Plan on November 8, 2005. Prior to November 8, 2005, the following were investment options under the Plan:
Mutual Funds
Merrill Lynch Ready Asset Trust — This fund seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives, by investing in a diversified portfolio of short-term money-market instruments.
Merrill Lynch Basic Value Fund- A fund of equity securities that management of the fund believes are undervalued and represent basic investment value.
Merrill Lynch Core Bond Fund — A fund of long-term corporate fixed-income securities, including corporate bonds and notes, convertible securities and preferred stocks.
Merrill Lynch Balanced Capital Fund — A fund of equity, debt and convertible securities that seeks to achieve the highest total return consistent with prudent risk.

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
November 8, 2005 and December 31, 2004
4.	INVESTMENTS (Continued)
Mutual Funds (continued)
Merrill Lynch Global Allocation Fund — A fund investing in domestic and foreign equities, debt, and money markets seeking total return consistent with prudent risk.
John Hancock Small Cap Growth Fund — A fund investing in emerging-growth companies.
Templeton Foreign Fund — A fund investing in equity securities trading on foreign markets seeking long term growth of capital.
AllianceBernstein New Europe Fund — This fund seeks long-term capital appreciation by investing at least 65% of its total assets in the equity securities of European companies.
AllianceBernstein Large Cap Growth Fund — This fund seeks long-term growth of capital by investing at least 85% of its total assets in the equity securities of large, carefully selected, U.S. companies.
Fidelity Advisor Overseas Fund — This fund seeks capital growth by investing at least 65% of its total assets in foreign securities.
Franklin Flexible Capital Growth Fund — This fund seeks capital appreciation by investing in equity securities of companies that maintain their headquarters or conduct a majority of their operations in California.
Merrill Lynch Healthcare Fund — This fund seeks long-term capital appreciation through worldwide investment in equity securities of companies that derive a substantial portion of their sales from products and services in health care.
Merrill Lynch International Index Fund — This fund seeks to provide investment results that, before expenses, replicate the total return of the Morgan Stanley Capital International EAFE Index.
Merrill Lynch Pacific Fund — This fund seeks long-term capital appreciation by investing primarily in equities of corporations domiciled in Far Eastern or Western Pacific countries.
Merrill Lynch Small Cap Index Fund — This fund seeks to provide investment results that, before expenses, replicate the total return of the Russell 2000 Index.

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
November 8, 2005 and December 31, 2004
4.	INVESTMENTS (Continued)
Mutual Funds (continued)
Merrill Lynch S&P 500 Index Fund — This fund seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500TM Composite Stock Price Index.
Merrill Lynch Fundamental Growth Fund — This fund seeks long-term growth of capital by investing at least 65% of assets in equities issued by medium and large capitalization companies.
Munder NetNet Fund — This fund seeks long-term capital appreciation by investing at least 65% of its total assets in equity securities.
PIMCO Small Cap Value Fund — This fund seeks long-term growth of capital by investing at least 65% of its total assets in the common stocks of companies with market capitalizations between $50 million and $1 billion.
Other Investments
Retirement Cash Management Account (RCMA) — A self-directed brokerage account that enables participants to choose from a wide variety of investments. As a result of the planned merger of the Plan into the Johnson & Johnson Salaried Savings Plan described in Note 1, new investments into the RCMA were frozen during 2003. Investments held in the RCMA were liquidated by June 30, 2004, and the proceeds were invested in the existing mutual funds as directed by the participants.
Johnson & Johnson Common Stock Fund — As a result of the merger on June 22, 2001, between Johnson & Johnson and ALZA Corporation, holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock for each share of ALZA common stock.
Investments representing 5% or more of the Plan’s net assets as of December 31, 2004 were as follows:

Merrill Lynch Ready Asset Trust	$22,987,271
Merrill Lynch Basic Value Fund	13,174,080
Merrill Lynch S&P 500 Index Fund	10,228,348
Johnson & Johnson Common Stock
Held in Johnson & Johnson Common Stock Fund	41,810,241

ALZA CORPORATION
TAX DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
November 8, 2005 and December 31, 2004
5.	INCOME TAX STATUS
The Plan obtained its latest determination letter on March 11, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.